WISeKey Semiconductors “SEALSQ Corp” Announces FY 2022 Audited Financial Results: Reports Net Sales of $23.2 Million, Net Income of $5.8 Million and EBITDA of $3.0 Million

Semiconductors order growth accelerates; backlog of $36 million for IoT products stretches into 2024 and pipeline of opportunities totals $100 million.

Zurich and BVI – April 21, 2023: Ad-Hoc announcement pursuant to Article 53 of SIX Listing Rules – WISeKey International Holding Ltd (NASDAQ: WKEY / SIX: WIHN) (“WISeKey” or the “Company”), a leading Swiss cybersecurity and IoT company announces the FY 2022 audited consolidated financial results for its wholly owned semiconductors subsidiary WISeKey Semiconductors SAS which is SEALSQ Corp. predecessor (“SEALSQ”) (www.sealsq.com). For FY 2022, SEALSQ reported solid revenue of over $23.2 million, an increase of more than 36% compared to FY 2021, and EBITDA of $3.0 million, due to steady semiconductors demand and an ambitious roadmap to develop the next generation of post-quantum chips.

FY 2022 Financial Highlights vs. FY 2021

•	Revenue increased by 36% to $23.2 million, as compared to $17.0 million.

•	Gross profit increased by 38% to $9.8 million, as compared to $7.1 million.

•	Net income was $5.8 million (or $3.92 per basic and diluted share), as compared to a loss of $4.8 million.

•	EBITDA (non-GAAP) was $3.0 million as compared to a loss of $3.5 million.

Carlos Moreira, WISeKey’s Founder and CEO, noted: “Although 2022 was a challenging year, our semiconductors business set new records for product orders, which resulted in higher revenues and net income for the year. Our investments in innovation, strong customer demand, and execution excellence put us in a position of strength for the future. We continue to see solid demand for our semiconductors and the next generation post-quantum chips roadmap SEALSQ and are making substantial progress in the implementation of our post-quantum algorithms in Secure Semiconductors MS6001/MS6003. During the last two years, we have made considerable advancements in developing post-quantum resistant algorithms by establishing strategic R&D partnerships with MINES Saint-Etienne Research Institute (“MINES Saint-Etienne”), aiming to help the international community find cryptography algorithms that will resist future quantum computing based cyber-attacks.  SEALSQ’s on-chip or cloud-based is also now provisioning services with the Matter Root-of-Trust PAA will help our customers save time and money in achieving Matter security compliance.”

“We expect our WISeKey Semiconductors SEALSQ revenue to continue to grow in 2023. Currently, we expect FY 2023 revenue to grow by approximately 25% as compared to FY 2022, to approximately $30 million. We believe that due to our large backlog of $36 million, our $100 million pipeline of opportunities, and the significant investments we have made into expanding our salesforce, we are well positioned to continue to gain market share and expand our geographic footprint,” concluded Mr. Moreira.

In 2022, WISeKey Semiconductors SEALSQ achieved major milestones with the Post-Quantum engineering team being able to carry both Kyber and Dilithium CRYSTAL quantum-resistant NIST selected algorithms and the appropriate APIs on the MS6003, a WISeKey Common Criteria EAL5+ Certified secure hardware platform powered by an ARMSC300 core and featuring an USB interface, thus creating the first Quantum-Resistant USB Token demonstrator. This demonstrator marks a significant milestone for the QUASARS (QUAntum resistant Secure ARchitectureS) project and takes us one step closer to achieving our goal of building a Post-Quantum Hardware Security Module and Root-of-Trust.

WISeKey, through SEALSQ, has taken affirmative steps to implement its QUASARS project. The QUASARS project, is a radically innovative solution, based upon the new WISeKey Secure RISC V platform that is paving the way for the Post Quantum Cryptography era, offering hybrid solutions compliant with ANSSI’s (“Agence nationale de la sécurité des systèmes d’information,” the National Cybersecurity Agency of France) recommendations. Of note, SEALSQ has received strong support from the French SCS (Secured Communicating Solutions) Cluster for its QUASARS project. This project is expected to generate new revenue streams in the medium term.

SEALSQ is using AI capabilities to increase the performance of post-quantum semiconductors by assisting in the design and optimization of these materials. AI can be used to simulate and model the behavior of these semiconductors, which can help researchers to identify the most promising materials for use in quantum devices.

Several revenue streams which are reaching maturity should contribute to our expected revenue growth for 2023, driven by our large backlog of $36 million and our $100 million pipeline of opportunities. These include:

1.      SEALSQ enables companies to quickly and easily get access to Device Attestation Certificates (DACs). The service is provided by INeS, our managed “PKI as a Service” platform without the necessity to invest and to deploy any hardware infrastructure. Each manufacturer using the platform can manage the security lifecycle of certificates and devices in their own dedicated, cloud-based application. SEALSQ will also be offering its complete range of FIPS Certified Secure Elements with pre-provisioning of keys and DACs ready for authentication under Matter Protocol. This strong value proposition will enable smart home device manufacturers to achieve faster time to market through cost effective and simplified design processes when designing Matter compliant smart home products. Matter participants may gain the following benefits by partnering with SEALSQ:

•	Accelerate time to market in achieving Matter compliance.

•	Save money by avoiding the costs of technology, maintenance, staffing and ongoing compliance.

•	Enjoy flexible deployment options, including on-premises, hosted or batch issuance.

•	Simplify management of device attestation certificates and product attestation intermediates through SEALSQ’s INeS CMS Platform for IoT.

2.     Gain efficiencies using a scalable platform to sign and secure device updates.
Satellite-related activities: We have started the commercialization of the WISeSat PocketQube satellite with 13 satellites now in orbit, launched with Space X. Our strong partnership with the Swiss Army to cooperate in the development of Space related activities using WISeSAT/Fossa low orbit PicoSatellites technology aims to establish the foundation for the development of new capacities in the field of data security. WISeKey is offering this IoT satellite technology to its IoT clients in a SaaS model, allowing both remote and redundant urban IoT communications for companies seeking to securely connect their assets. WISeKey Trust and Security solutions offer unique integration into an end-to-end platform that communicates in real-time with the WISeSat Satellite by ensuring the authenticity, confidentiality, and integrity of the devices and objects.

The full FY 2022 annual report of WISeKey Semiconductors SAS, SEALSQ Corp. predecessor, is available to download at https://www.sealsq.com/about/about-us under “Financial Reports”.

ADDITIONAL FINANCIAL & OPERATIONAL DATA

FY 2022 Key Consolidated Financials – WISeKey Semiconductors SAS, SEALSQ Corp. predecessor

(Million US$)
US GAAP	2022	2021
Net sales	23.2	17.0
Gross profit	9.8	7.1
Operating income (loss) as reported	2.6	(5.0)
Net income (loss) attributable to SEALSQ as reported	5.8	(4.8)

Non-GAAP	2022	2021
EBITDA	3.0	(3.5)

Consolidated Statements of Comprehensive Income/(Loss) – WISeKey Semiconductors SAS, SEALSQ Corp. predecessor [as reported]

	12 months ended December 31,
USD'000	2022	2021

Net sales	23,198	16,995
Cost of sales	(13,267)	(9,547)
Depreciation of production assets	(132)	(301)
Gross profit	9,799	7,147

Other operating income	2,007	91
Research & development expenses	(2,308)	(3,050)
Selling & marketing expenses	(3,824)	(4,245)
General & administrative expenses	(3,091)	(4,984)
Total operating expenses	(7,216)	(12,188)
Operating income / (loss)	2,583	(5,041)

Non-operating income	935	483
Interest and amortization of debt discount	(355)	(167)
Non-operating expenses	(638)	(96)
Income / (loss) before income tax expense	2,525	(4,821)

Income tax income (expense)	3,245	(6)

Net income / (loss)	5,770	(4,827)

Earnings per share (USD)
Basic	3.92	(3.72)
Diluted	3.92	(3.72)

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments	(15)	(8)
Defined benefit pension plans:
Net gain (loss) arising during period	170	142
Other comprehensive income / (loss)	155	134
Comprehensive income / (loss)	5,925	(4,693)

The notes are an integral part of our consolidated financial statements.

Consolidated Balance Sheets – WISeKey Semiconductors SAS, SEALSQ Corp. predecessor [as reported]

	As of December 31,	As of December 31,
USD'000, "except par value"	2022	2021

ASSETS
Current assets
Cash and cash equivalents	4,057	2,064
Accounts receivable, net of allowance for doubtful accounts	2,219	2,606
Inventories	7,510	2,710
Prepaid expenses	394	454
Other current assets	1,252	414
Total current assets	15,432	8,248

Noncurrent assets
Deferred income tax assets	3,296	—
Deferred tax credits	692	847
Property, plant and equipment net of accumulated depreciation	782	886
Intangible assets, net of accumulated amortization	1	5
Operating lease right-of-use assets	1,379	1,776
Other noncurrent assets	77	82
Total noncurrent assets	6,227	3,596
TOTAL ASSETS	21,659	11,844

LIABILITIES
Current Liabilities
Accounts payable	6,735	7,256
Indebtedness to related parties, current	3,374	—
Current portion of obligations under operating lease liabilities	324	320
Income tax payable	47	3
Other current liabilities	148	180
Total current liabilities	10,628	7,759

Noncurrent liabilities
Bonds, mortgages and other long-term debt	1,489	—
Operating lease liabilities, noncurrent	988	1,456
Indebtedness to related parties, noncurrent	7,946	15,617
Employee benefit plan obligation	396	575
Total noncurrent liabilities	10,819	17,648
TOTAL LIABILITIES	21,447	25,407

Commitments and contingent liabilities

SHAREHOLDERS' EQUITY
Common stock	1,955	1,772
EUR 1 par value
Authorized - 1,473,162 and 1,298,162 shares
Issued and outstanding - 1,473,162 and 1,298,162 shares
Additional paid-in capital	14,926	7,258
Accumulated other comprehensive income / (loss)	775	621
Accumulated deficit	(17,444)	(23,214)
Total shareholders' equity	212	(13,563)
TOTAL LIABILITIES AND EQUITY	21,659	11,844

The notes are an integral part of our consolidated financial statements.

Non-GAAP Financial Measures

In managing WISeKey's business on a consolidated basis, WISeKey management develops an annual operating plan, which is approved by our Board of Directors, using non-GAAP financial measures. In measuring performance against this plan, management considers the actual or potential impacts on these non-GAAP financial measures from actions taken to reduce costs with the goal of increasing our gross margin and operating margin and when assessing appropriate levels of research and development efforts. In addition, management relies upon these non-GAAP financial measures when making decisions about product spending, administrative budgets, and other operating expenses. We believe that these non-GAAP financial measures, when coupled with the GAAP results and the reconciliations to corresponding GAAP financial measures, provide a more complete understanding of the Company’s results of operations and the factors and trends affecting WISeKey’s business. We believe that they enable investors to perform additional comparisons of our operating results, to assess our liquidity and capital position and to analyze financial performance excluding the effect of expenses unrelated to operations, certain non-cash expenses related to acquisitions and share-based compensation expense, which may obscure trends in WISeKey's underlying performance. This information also enables investors to compare financial results between periods where certain items may vary independent of business performance and allows for greater transparency with respect to key metrics used by management.

These non-GAAP financial measures are provided in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The presentation of these and other similar items in WISeKey’s non-GAAP financial results should not be interpreted as implying that these items are non-recurring, infrequent, or unusual. Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this release in a schedule entitled “Financial Reconciliation of GAAP to non-GAAP Results (unaudited).”

Non-GAAP to GAAP Reconciliations - WISeKey Semiconductors SAS, SEALSQ Corp. predecessor

Financial Reconciliation of GAAP to non-GAAP Results (unaudited)	12 months to December 31,
(Million US$)	2022	2021
Operating income (loss) as reported	2.6	(5.0)
Non-GAAP adjustments:
Depreciation expense	0.4	1.5
EBITDA	3.0	(3.5)

About WISeKey

WISeKey (NASDAQ: WKEY / SIX Swiss Exchange: WIHN) is a leading global cybersecurity company currently deploying large scale digital identity ecosystems for people and objects using Blockchain, AI and IoT respecting the Human as the Fulcrum of the Internet. WISeKey Microprocessors Secures the pervasive computing shaping today’s Internet of Everything. WISeKey IoT has an install base of over 1.6 billion microchips in virtually all IoT sectors (connected cars, smart cities, drones, agricultural sensors, anti-counterfeiting, smart lighting, servers, computers, mobile phones, crypto tokens etc.). WISeKey is uniquely positioned to be at the edge of IoT as our semiconductors produce a huge amount of Big Data that, when analyzed with Artificial Intelligence (AI), can help industrial applications to predict the failure of their equipment before it happens.

Our technology is Trusted by the OISTE/WISeKey’s Swiss based cryptographic Root of Trust (“RoT”) provides secure authentication and identification, in both physical and virtual environments, for the Internet of Things, Blockchain and Artificial Intelligence. The WISeKey RoT serves as a common trust anchor to ensure the integrity of online transactions among objects and between objects and people. For more information, visit www.wisekey.com.

About SEALSQ

SEALSQ is a wholly owned subsidiary of the WISeKey Group that focuses on developing and selling Semiconductors, PKI and Post-Quantum technology hardware and software products. Our Post-Quantum solutions include Post-Quantum microchips and devices that can be used in a variety of applications, from Multi-Factor Authentication devices, Home Automation, and IT Network Infrastructure, to Automotive, Industrial Automation and Control Systems.

Post-Quantum Cryptography (PQC) refers to cryptographic methods that are secure against an attack by a quantum computer. As quantum computers become more powerful, they may be able to break many of the cryptographic methods that are currently used to protect sensitive information, such as RSA and Elliptic Curve Cryptography (ECC). PQC aims to develop new cryptographic methods that are secure against quantum attacks. For more information, visit www.sealsq.com

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

Disclaimer:
This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.